Form 10KSB, Exhibit 13
period 1995-12-31
DIVERSIFIED REALTY INC
filed 1996-03-29
CIK 29258

DIVERSIFIED REALTY, INC.


                                 	ANNUAL REPORT


                                       1995

                           	DIVERSIFIED REALTY, INC.

	                                 ANNUAL REPORT





DESCRIPTION AND LINES OF BUSINESS


Diversified Realty, Inc. (herein referred to as "DRI" or the "Company") is a majority-owned subsidiary of M Corp, a financial holding company. As of December 31, 1995, M Corp owned approximately eighty-four percent of the outstanding common stock of the Company.

For the past several years, the Company has been primarily engaged in the ownership and rental of real property. As of December 31, 1995, DRI owned property in Florida and Montana.

Information as of December 31, 1995, concerning the gross carrying amount of real property, accumulated depreciation and encumbrances on a property by property basis is presented in Note 9, Investments in Real Estate, of the Notes to Financial Statements.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Net income increased $13,392 (54.2%) in 1995 as compared with 1994. The increase in net income in 1995 as compared with 1994 was due in part to an increase in revenues and in part to a decrease in expenses.

Rent income increased $2,191 (3.0%) in 1995 as compared with 1994 due primarily to a decrease in vacancies and an increase in rental rates. Interest income increased $3,235 (6.1%) in 1995 as compared with 1994. The increase in interest income in 1995 as compared with 1994 was due in part to an increase in interest-bearing deposits and in part to an increase in rates earned on interest-bearing deposits. During 1995 and 1994 the Company charged its parent company interest

                        	DIVERSIFIED REALTY, INC.

                            	ANNUAL REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED

in the amounts of $27,031 and $32,613 respectively. Transactions with the Company's parent company and its affiliates during 1995 and 1994 are disclosed in Note 6, Related Party Transactions, of the Notes to Financial Statements.

Operating expenses in total, decreased $15,227 (17.1%) in 1995 as compared with 1994. Maintenance expenses decreased $6,452 (20.0%) in 1995 as compared with 1994 due primarily to decreases in maintenance costs. The provision for depreciation decreased $6,445 (23.5%) in 1995 as compared with 1994 due to some of the Company's assets being fully depreciated during 1995 and 1994.

Income tax expense increased $6,948 (53.2%) in 1995 as compared with 1994 due to the decrease in pre-tax income. The Company files a consolidated income tax return with the Company's parent company and other affiliated companies.

Although there are no present plans with respect thereto, the Company is involved in an ongoing basis in examining and investigating investment opportunities available to the Company which could possibly result in a change in the liquidity of the Company. However, the Company knows of no existing trends, demands, commitments, events or uncertainties not otherwise mentioned herein that could result in a material change in the Company's liquidity. The Company knows of no material trends, favorable or unfavorable, in the Company's capital resources.

                         	DIVERSIFIED REALTY, INC.

                            	FINANCIAL REPORT

                            	DECEMBER 31, 1995





                                	CONTENTS




                                                               	PAGE

AUDITOR'S REPORT                                                 	4


FINANCIAL STATEMENTS

Balance Sheets as of December 31, 1995 and 1994	                  5

Statements of Income and Accumulated Deficit for
 the Years Ended December 31, 1995 and 1994	                      6

Statements of Cash Flows for the Years
 Ended December 31, 1995 and 1994	                              7-8

Notes to Financial Statements	                                 9-12


OTHER INFORMATION	                                               13

                  	Report of Independent Auditors



To The Board of Directors
Diversified Realty, Inc.
Great Falls, MT  59405


We have audited the accompanying balance sheets of Diversified Realty, Inc., as of December 31, 1995 and 1994 and the related statements of income and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Realty, Inc., as of December 31, 1995 and 1994 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




DWYER & KEITH, CPA's, P.C.


March 7, 1996
Great Falls, Montana

                         DIVERSIFIED REALTY, INC.

                            	BALANCE SHEETS

                        DECEMBER 31, 1995 and 1994



                                                      1995              1994

ASSETS
Current Assets
  Cash (Note 2)                                  $   614,560       $  558,236
  Investment Securities (Note 3)                           6                6
  Current Portion of Contract Receivable               1,703            1,548
  Due from Parent Company                            306,225          301,544

          Total Current Assets                       922,494          861,334

Long-Term Contract Receivable, Less Current
  Portion Included Above (Note 4)                     13,316           15,011

Investments in Property and Property, Plant
  and Equipment (Notes 1 and 9)
  Land                                                14,261           14,261
  Buildings                                          392,975          392,975
  Furniture, Fixtures and Equipment                   71,124           71,124
                                                     478,360          478,360
     Less Accumulated Depreciation                  (183,870)        (162,931)
                                                     294,490          315,429

          Total Assets                           $ 1,230,300      $ 1,191,774


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities-
  Accrued  Liabilities                           $     7,372      $     6,968

Stockholders' Equity

  Common Stock - No Par Value,
    5,000,000 shares authorized,
    1,875,000 shares issued and
    outstanding                                    1,416,908        1,416,908

  Accumulated Deficit                               (193,980)        (232,102)

    Total Stockholder's Equity                     1,222,928        1,184,806

Total Liabilities and
  Stockholders' Equity                           $ 1,230,300      $ 1,191,774

                     	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

               	STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

               	FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994



                                                     1995           1994
Income
  Rent                                           $    75,091     $    72,900
  Interest                                            56,600          53,365
  Other                                                   65             378
                                                     131,756         126,643

Expenses
  Maintenance                                         25,747          32,199
  Depreciation                                        20,939          27,384
  Property Taxes and Licenses                         15,254          15,008
  Insurance                                            2,997           2,662
  Travel                                               2,886           3,387
  Legal, Accounting and
     Advisory Fees                                     2,164           2,000
  Office Supplies and Postage                          1,996           3,417
  Telephone                                              652             375
  Directors Fees                                         250             250
  Salaries and Payroll Costs                             214             294
  Interest                                                                 2
  Other                                                  535           1,883

                                                      73,634          88,861

Income Before Income Taxes                            58,122          37,782

Income Taxes (Notes 1 and 5)                         (20,000)        (13,052)

     NET INCOME                                       38,122          24,730

Accumulated Deficit, Beginning of Year              (232,102)       (256,832)

Accumulated Deficit, End of Year                 $  (193,980)    $  (232,102)


  NET INCOME PER COMMON SHARE (Note 1)
  NET INCOME PER SHARE                           $       .02     $       .01

                     	See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                        	STATEMENTS OF CASH FLOWS

             	FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994


                      	INCREASE (DECREASE) IN CASH



                                                      1995           1994

CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                     $   75,606     $   73,028
 Cash Paid to Suppliers and Employees                (52,741)       (61,216)
 Interest Received in Cash                            56,600         53,365
 Income Tax Payments Made
  in Cash                                            (20,000)       (13,052)
 Interest Paid in Cash                                   -               (2)

Net Cash Provided By
 Operating Activities                                 59,465         52,123

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital Expenditures Paid in Cash                       -           (1,632)
 Cash Received on Principal of
  Notes Receivable                                     1,540         47,870

Net Cash Provided By
 Investing Activities                                  1,540         46,238

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Cash Advances to Parent Company                   (4,681)       (24,473)

Net Cash Used By
  Financing Activities                                (4,681)       (24,473)

     NET INCREASE IN CASH                             56,324         73,888

     CASH - BEGINNING OF YEAR                        558,236        484,348

     CASH - END OF YEAR                           $  614,560     $  558,236


                                 (Continued)

                             	DIVERSIFIED REALTY, INC.

                  	FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994


                 	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
	                            BY OPERATING ACTIVITIES





                                                     1995           1994

Net Income                                       $  38,122       $  24,730

Adjustments to Reconcile Net Income to Net
 Cash Provided By Operating Activities

    Depreciation                                    20,939          27,384


Changes in Operating Assets and Liabilities

   Increase in Accrued Liabilities                     404               9

NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                      $  59,465      $   52,123


                	    See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                     	NOTES TO FINANCIAL STATEMENTS


1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Depreciation

Depreciation for the various classifications of rental property, plant and equipment is computed using the straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Buildings						                           15 - 27 Years
Furniture, Fixtures and Equipment	         3 - 10 Years

(b)	Earnings Per Share

The computation of earnings per share in the accompanying statements is based on the weighted average number of shares outstanding during each year (1,875,000 shares, each year).

(c)	Income Taxes

The Company files a consolidated income tax return with its parent company. Income taxes are allocated to the Company based upon the ratio of the Company's pre-tax income to total consolidated pre-tax income.

(d)	Policy of Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and money market accounts, all with original maturities of three months or less.

(e)	Reclassifications

Certain reclassifications have been made to the prior year amounts to 	make
them comparable to the 1995 presentation.  These changes had no 	impact on
previously reported results of operations or shareholders' 	equity.

2.	CONCENTRATED CASH BALANCES

The Company maintains accounts with various stock brokerage firms. The accounts contain cash and securities. Cash balances are insured up to $100,000 by the Securities Investor Protection Corporation ("SIPC").
At December 31, 1995, a cash balance totalling $494,328 was uninsured by the SIPC.

3.	INVESTMENT SECURITIES

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified its investment as a trading security.

                       	DIVERSIFIED REALTY, INC.

3.	INVESTMENT SECURITIES-Continued

Following is a summary of investment securities classified as trading securities:



                                                   1995            1994

Equity Security, at Cost                       $     250       $      250

Gross Unrealized Holding Loss                       (244)            (244)

Fair Value and Carrying Value                  $       6       $        6

The statements of income for the years ended December 31, 1995 and 1994 contain no net realized gains or losses on the disposition of investment securities. The statements of income for the years ended December 31, 1995 and 1994 do not include any provision for unrealized gains or losses.

4.   CONTRACT RECEIVABLE

Contract receivable at December 31 consists of the following:

                                                   1995              1994
9% Contract For Deed, due in monthly
 installments of $248 including interest to
 September, 2002                               $  15,019          $  16,559


Less Current Portion                               1,703              1,548

Long-Term Contract Receivable                  $  13,316          $  15,011

The above contract receivable is secured by real property, the sale of which resulted in the receivable. In the event the receivable becomes uncollectible and the underlying collateral is completely worthless, the Company would incur a loss in the amount of the receivable.

5.	INCOME TAXES

Income tax expense consists of the following, all currently payable:

                                                     1995           1994

U.S. Income Taxes                                $  19,950      $  13,000

State Income Taxes                                      50             52

                                                 $  20,000      $  13,052

                          DIVERSIFIED REALTY, INC.

5.	INCOME TAXES-Continued

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

    						                                              1995         1994

Computed "Expected" Tax Expense                      $  19,800   $   12,800

Other                                                      200          252
                                                     $  20,000   $   13,052

6.	RELATED PARTY TRANSACTIONS

During 1995 and 1994 the Company received managerial assistance from its parent company at no cost to the Company. In addition, the Company has had transactions with its parent company or subsidiaries of its parent company, as follows:




                                                        1995         1994

Net Cash Transfers To Parent                         $    -     $    7,260

Income Tax Allocation                                 (19,950)     (13,000)

Was Charged For Insurance                              (2,400)      (2,400)

Charged Interest To Parent                             27,031       32,613




7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. The carrying amounts reported in the balance sheet for cash and the receivable from the Company's parent company approximate those assets' fair value. Fair value for investment securities is based on quoted market prices. The Company believes that the fair value of its contract receivable, which has a stated interest rate of
9.0 %, approximates carrying value due to the credit risk involved.


8. NATURE OF OPERATIONS, RISKS AND UNCERTAINTIES

The Company is engaged in the ownership and rental of properties located primarily in Yellowstone County, Montana.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

                       DIVERSIFIED REALTY, INC.
                NOTES TO FINANCIAL STATEMENTS - Continued

9. INVESTMENTS IN REAL ESTATE




                        INITIAL COST TO COMPANY AND GROSS                                                 ESTIMATED LIFE
                         AMOUNT CARRIED ON BALANCE SHEET                                                      USED IN
                               AT DECEMBER 31, 1995                                                          COMPUTING
               ENCUM-                                       ACCUMULATED          DATE             DATE       DEPRECIATION
DESCRIPTION   BRANCES     LAND     BUILDING      TOTAL      DEPRECIATION    OF CONSTRUCTION    ACQUIRED         (YEARS)
Investment
 Property     $ -       $  -      $122,000     $122,000     $  21,996           1988               1991           27
 Florida

Rental Units
 Florida        -         1,500     46,950       48,450        43,668           1975               1982           15-27

Rental Units
 Montana        -          -       224,025      224,025        49,203            Var                Var           27

Miscellaneous
 Properties     -        12,761        -         12,761           -



Totals        $ -       $14,261   $392,975      $407,236     $114,867


Reconciliations Of Total Real Estate Carrying Value For The Two Years Ended December 31, 1995 are as follows:

                                               1995              1994
Balance, Beginning of Year                  $407,236           $407,236
  Add Acquisitions, at Cost                     --                 --
  Less Cost of Property Recovered or Sold       --                 --
Balance, End of Year                        $407,236           $407,236

Reconciliations Of Accumulated Depreciation For The Two Years Ended December 31, 1995 are as follows:

                                               1995              1994
Balance, Beginning of Year                  $ 99,939           $ 85,011
  Add Provision for Depreciation              14,928             14,928
  Less Properties Sold During Year              --                 --
Balance, End of Year                        $114,867           $ 99,939

                          DIVERSIFIED REALTY, INC.


                          DIRECTORS AND OFFICERS





NAME					                           OCCUPATION

L. H. LaValley		                 Vice-President, TranSecurities
President and			                 International, Inc.
Director				                     Spokane, Washington

S. M. McCann			                  Attorney at Law, Investor,
Director				                     San Luis Obispo, California


Charles E. Reed		                Real Estate Broker,
Vice President		                 Butte, Montana
and Director





                         MARKET INFORMATION


The common stock of Diversified Realty, Inc. is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for Diversified Realty, Inc., common stock are not reported in any newspapers.


No dividends were paid in 1995 or 1994.


There are approximately 2,270 holders of record of the Company's common stock.


A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                          DIVERSIFIED REALTY, INC.
                              P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249