Form 10KSB, Exhibit 13
period 1996-12-31
DIVERSIFIED REALTY INC
filed 1997-03-31
CIK 29258

DIVERSIFIED REALTY, INC.


                               	ANNUAL REPORT


                                     1996

                           	DIVERSIFIED REALTY, INC.

                                 ANNUAL REPORT





DESCRIPTION AND LINES OF BUSINESS


Diversified Realty, Inc. (herein referred to as "DRI" or the "Company") is a majority-owned subsidiary of M Corp, a financial holding company. As of December 31, 1996, M Corp owned approximately eighty-four percent of the outstanding common stock of the Company.

For the past several years, the Company has been primarily engaged in the ownership and rental of real property. As of December 31, 1996, DRI owned property in Florida and Montana.

Information as of December 31, 1996, concerning the gross carrying amount of real property, accumulated depreciation and encumbrances on a property by property basis is presented in Note 8, Investments in Real Estate, of the Notes to Financial Statements.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Net income decreased $44,867 (117.7%) in 1996 as compared with 1995. The decrease in net income in 1996 as compared with 1995 was due in part to an decrease in revenues and in part to a increase in expenses.

Rent income decreased $3,161 (4.2%) in 1996 as compared with 1995 due primarily to economic conditions. Interest income decreased $23,653(41.8%) in 1996 as compared with 1995. The decrease in interest income in 1996 as compared with 1995 was due primarily to a decrease in the amount of interest charged by the Company to its parent company. During 1995 the Company charged

                        	DIVERSIFIED REALTY, INC.

                            	ANNUAL REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED

its parent company interest in the amount of $27,031. The Company's parent company repaid substantially all advances it had owed to the Company and as a result the Company did not charge the parent company interest during 1996. Transactions with the Company's parent company and its affiliates during 1996 and 1995 are disclosed in Note 6, Related Party Transactions, of the Notes to Financial Statements.

Operating expenses in total, increased $28,478 (38.7%) in 1996 as compared with 1995. Maintenance expenses increased $19,298 (75.0%) in 1996 as compared with 1995 due primarily to increases in maintenance costs. The provision for depreciation decreased $2,314 (11.1%) in 1996 as compared with 1995 due to some of the Company's assets being fully depreciated during 1996 and 1995.

Income tax expense decreased $10,450 (52.3%) in 1996 as compared with 1995 due to the decrease in pre-tax income. The Company files a consolidated income tax return with the Company's parent company and other affiliated companies.

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

                         	DIVERSIFIED REALTY, INC.

                            	FINANCIAL REPORT

                            	DECEMBER 31, 1996





                                	CONTENTS




                                                               	PAGE

AUDITOR'S REPORT                                                 	4


FINANCIAL STATEMENTS

Balance Sheets as of December 31, 1996 and 1995                   5

Statements of Income and Accumulated Deficit for
 the Years Ended December 31, 1996 and 1995                       6

Statements of Cash Flows for the Years
 Ended December 31, 1996 and 1995                                 7

Notes to Financial Statements	                                  8-11


OTHER INFORMATION	                                                12

                  	Report of Independent Auditors



To The Board of Directors
Diversified Realty, Inc.
Great Falls, MT  59405


We have audited the accompanying balance sheets of Diversified Realty, Inc., as of December 31, 1996 and 1995 and the related statements of income and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Realty, Inc., as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




DWYER & KEITH, CPA's, P.C.


March 21, 1997
Great Falls, Montana

                         DIVERSIFIED REALTY, INC.

                            	BALANCE SHEETS

                        DECEMBER 31, 1996 and 1995



                                                      1996              1995

ASSETS
Current Assets
  Cash (Note 2)                                  $   947,813       $  614,560
  Income Tax Prepayments                               2,582             -
  Investment Securities (Note 3)                        -                   6
  Current Portion of Contract Receivable (Note 4)      1,854            1,703
  Due from Parent Company                              3,200          306,225

          Total Current Assets                       955,549          922,494

Long-Term Contract Receivable, Less Current
  Portion Included Above (Note 4)                     11,463           13,316

Investments in Property and Property, Plant
  and Equipment (Notes 1 and 8)
  Land                                                14,261           14,261
  Buildings                                          392,975          392,975
  Furniture, Fixtures and Equipment                   71,124           71,124
                                                     478,360          478,360
     Less Accumulated Depreciation                  (202,495)        (183,870)
                                                     275,865          294,490

          Total Assets                           $ 1,242,877      $ 1,230,300


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities-
  Accrued  Liabilities                           $    27,319      $     7,372

Stockholders' Equity

  Common Stock - No Par Value,
    5,000,000 shares authorized,
    1,875,000 shares issued                        1,416,908        1,416,908

  Accumulated Deficit                               (200,725)        (193,980)

  Cost of Common Stock in Treasury (2,085 shares)       (625)            -

    Total Stockholder's Equity                     1,215,558        1,222,928

Total Liabilities and
  Stockholders' Equity                           $ 1,242,877      $ 1,230,300

                     	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

               	STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

               	FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995



                                                      1996            1995
Income
  Rent                                           $    71,930     $    75,091
  Interest                                            32,947          56,600
  Other                                                   40              65
                                                     104,917         131,756

Expenses
  Maintenance                                         45,045          25,747
  Depreciation                                        18,625          20,939
  Property Taxes and Licenses                         15,379          15,254
  Office Supplies and Postage                          6,514           1,996
  Travel                                               5,677           2,886
  Insurance                                            2,868           2,997
  Legal and Accounting Fees                            2,000           2,164
  Interest                                             1,616              -
  Salaries and Payroll Costs                           1,410             214
  Telephone                                              994             652
  Directors Fees                                         100             250
  Other                                                1,884             535

                                                     102,112          73,634

Income Before Income Taxes                             2,805          58,122

Income Taxes (Notes 1 and 5)                          (9,550)        (20,000)

     NET INCOME (LOSS)                                (6,745)         38,122

Accumulated Deficit, Beginning of Year              (193,980)       (232,102)

Accumulated Deficit, End of Year                 $  (200,725)    $  (193,980)


  NET INCOME PER COMMON SHARE (Note 1)
  NET INCOME PER SHARE                           $       .00     $       .02

                     	See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                        	STATEMENTS OF CASH FLOWS

             	FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995


                      	INCREASE (DECREASE) IN CASH



                                                      1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                     $   71,314     $   75,606
 Cash Paid to Suppliers and Employees                (61,282)       (52,741)
 Interest Received in Cash                            32,947         56,600
 Interest Paid In Cash                                (1,616)           -
 Income Tax Payments Made in Cash                    (12,132)       (20,000)

Net Cash Provided By
 Operating Activities                                 29,231         59,465

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales
   of Current Investments                                 20            -
 Cash Received on Principal of
  Notes Receivable                                     1,702          1,540

Net Cash Provided By
 Investing Activities                                  1,722          1,540

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash Purchases of Treasury Stock                       (625)           -
 Net Cash Advances From (To) Parent Company          303,025         (4,681)

Net Cash Provided (Used) By
  Financing Activities                               302,400         (4,681)

     NET INCREASE IN CASH                            333,353         56,324

     CASH - BEGINNING OF YEAR                        614,560        558,236

     CASH - END OF YEAR                           $  947,913     $  614,560



                 	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
	                            BY OPERATING ACTIVITIES



Net Income (Loss)                                 $   (6,745)     $  38,122

Adjustments to Reconcile Net Income to Net
 Cash Provided By Operating Activities

    Depreciation                                      18,625         20,939
    (Gain) on Sales of Current Investments               (16)           -


Changes in Operating Assets and Liabilities

   (Increase) in Income Tax Prepayments               (2,582)           -
   Increase in Accrued Liabilities                    19,949            404

NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                      $    29,231      $  59,465


                	    See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                     	NOTES TO FINANCIAL STATEMENTS


1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations, Risks and Uncertainties

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

(b)	Depreciation

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

(e) Earnings Per Share

The computation of earnings per share in the accompanying statements is based on the weighted average number of shares outstanding, as follows:

   Year Ended December 31, 1996 - 1,873,923 shares
   Year Ended December 31, 1995 - 1,875,000 shares

(f)	Reclassifications

Certain reclassifications have been made to the prior year amounts to 	make
them comparable to the 1996 presentation. These changes had no	impact on
previously reported results of operations or shareholders'	equity.

                       DIVERSIFIED REALTY, INC.

2.  	CASH BALANCES

The Company maintains accounts with various stock brokerage firms. The accounts contain cash and securities. Cash balances are insured up to $100,000 by the Securities Investor Protection Corporation ("SIPC").
At December 31, 1996, a cash balance totalling $732,575 was uninsured by the SIPC.

3. 	INVESTMENT SECURITIES

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified its investment as a trading security at December 31, 1995.

The statements of income for the years ended December 31, 1996 and 1995 contain net realized gains or losses on the disposition of investment securities in the amounts of $(228). and $0, respectively, and contain a provision for unrealized gains or losses in the amounts of $244 and $0, respectively.

4.  CONTRACT RECEIVABLE

The contract receivable at December 31 consists of the following:

                                                   1996              1995
9% Contract For Deed, due in monthly
 installments of $248 including interest to
 September, 2002                               $  13,317         $   15,019


Less Current Portion                               1,854              1,703

Long-Term Contract Receivable                  $  11,463          $  13,316

The above contract receivable is secured by real property, the sale of which resulted in the receivable. In the event the receivable becomes uncollectible and the underlying collateral is completely worthless, the Company would incur a loss in the amount of the receivable.

                         DIVERSIFIED REALTY, INC.

5.	INCOME TAXES

Income tax expense consists of the following, all currently payable:

                                                     1996           1995

U.S. Income Taxes                                $  (3,200)     $  19,950

State Income Taxes                                  12,750             50

                                                 $   9,550      $  20,000


The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

    						                                              1996         1995

Computed "Expected" Tax Expense                      $     900   $   19,800
State Income Taxes                                       8,650          -
Other                                                      -            200
                                                     $   9,550   $   20,000

6.	RELATED PARTY TRANSACTIONS

During 1996 and 1995 the Company received managerial assistance from its parent company at no cost to the Company. In addition, the Company has had transactions with its parent company or subsidiaries of its parent company, as follows:




                                                        1996         1995

Net Cash Transfers To (From) Parent                $  (303,825)  $   7,260

Income Tax Allocation                                    3,200     (19,950)

Was Charged For Insurance                               (2,400)     (2,400)

Charged Interest To Parent                                 -        27,031




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

                       DIVERSIFIED REALTY, INC.


8. INVESTMENTS IN REAL ESTATE




                        INITIAL COST TO COMPANY AND GROSS                                                 ESTIMATED LIFE
                         AMOUNT CARRIED ON BALANCE SHEET                                                      USED IN
                               AT DECEMBER 31, 1996                                                          COMPUTING
               ENCUM-                                       ACCUMULATED          DATE             DATE       DEPRECIATION
DESCRIPTION   BRANCES     LAND     BUILDING      TOTAL      DEPRECIATION    OF CONSTRUCTION    ACQUIRED         (YEARS)
Investment
 Property     $ -       $  -      $122,000     $122,000     $  26,632           1988               1991           27
 Florida

Rental Units
 Florida        -         1,500     46,950       48,450        46,950           1975               1982           15-27

Rental Units
 Montana        -          -       224,025      224,025        58,347            Var                Var           27

Miscellaneous
 Properties     -        12,761        -         12,761           -



Totals        $ -       $14,261   $392,975     $407,236     $ 131,929


Reconciliations Of Total Real Estate Carrying Value For The Two Years Ended December 31, 1996 are as follows:

                                               1996              1995
Balance, Beginning of Year                  $407,236           $407,236
  Add Acquisitions, at Cost                     --                 --
  Less Cost of Property Recovered or Sold       --                 --
Balance, End of Year                        $407,236           $407,236

Reconciliations Of Accumulated Depreciation For The Two Years Ended December 31, 1996 are as follows:

                                               1996              1995
Balance, Beginning of Year                  $114,867           $ 99,939
  Add Provision for Depreciation              17,062             14,928
  Less Properties Sold During Year              --                 --
Balance, End of Year                        $131,929           $114,867

                          DIVERSIFIED REALTY, INC.


                          DIRECTORS AND OFFICERS





NAME					                           OCCUPATION

L. H. LaValley		                 Vice-President, TranSecurities
President and			                 International, Inc.
Director				                     Spokane, Washington

S. M. McCann			                  Attorney at Law, Investor,
Director				                     San Luis Obispo, California


Charles E. Reed		                Real Estate Broker,
Vice President		                 Butte, Montana
and Director





                         MARKET INFORMATION


The common stock of Diversified Realty, Inc. is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for Diversified Realty, Inc., common stock are not reported in any newspapers.


No dividends were paid in 1996 or 1995.


There are approximately 2,270 holders of record of the Company's common stock.


A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                          DIVERSIFIED REALTY, INC.
                              P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249