Form 10KSB, Exhibit 13
period 1997-12-31
DIVERSIFIED REALTY INC
filed 1998-03-30
CIK 29258

DIVERSIFIED REALTY, INC.


                               	ANNUAL REPORT


                                     1997

                           	DIVERSIFIED REALTY, INC.

                                 ANNUAL REPORT





DESCRIPTION AND LINES OF BUSINESS


Diversified Realty, Inc. (herein referred to as "DRI" or the "Company") is a majority-owned subsidiary of M Corp, a financial holding company. As of December 31, 1997, M Corp owned approximately ninety-four percent of the outstanding common stock of the Company.

For the past several years, the Company has been primarily engaged in the ownership and rental of real property. As of December 31, 1997, DRI owned property in Florida and Montana.

Information as of December 31, 1997, concerning the gross carrying amount of real property, accumulated depreciation and encumbrances on a property by property basis is presented in Note 6, Investments in Real Estate, of the Notes to Financial Statements.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Net income increased $34,427 in 1997 from a net loss in 1996 of $6,745 to net income of $27,682 in 1997. The increase in net income in 1997 as compared with 1996 was due in part to an increase in revenues and in part to a decrease in expenses.

Rent income decreased $134 (.2%) in 1997 as compared with 1996. Interest income increased $16,989 (51.6%) in 1997 as compared with 1996. The increase in interest income in 1997 as compared with 1996 was due primarily to an increase in interest-bearing deposits.

                        	DIVERSIFIED REALTY, INC.

                            	ANNUAL REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED

Operating expenses in total, decreased $23,456 (22.3%) in 1997 as compared with 1996. Maintenance expenses decreased $13,046 (28.9%) in 1997 as compared with 1996 due primarily to decreases in maintenance costs. The provision for depreciation decreased $4,621 (24.8%) in 1997 as compared with 1996 due to some of the Company's assets being fully depreciated during 1997 and 1996.

Income tax expense increased $10,950 (114.7%) in 1997 as compared with 1996 due to the increase in pre-tax income. The Company files a consolidated income tax return with the Company's parent company and other affiliated companies.

Transactions with the Company's parent company and its affiliates during 1997 and 1996 are disclosed in Note 5, Related Party Transactions, of the Notes to Financial Statements.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                         	DIVERSIFIED REALTY, INC.

                            	FINANCIAL REPORT

                            	DECEMBER 31, 1997





                                	CONTENTS




                                                               	PAGE

AUDITOR'S REPORT                                                 	4


FINANCIAL STATEMENTS

Balance Sheets as of December 31, 1997 and 1996                   5

Statements of Income and Accumulated Deficit for
 the Years Ended December 31, 1997 and 1996                       6

Statements of Cash Flows for the Years
 Ended December 31, 1997 and 1996                                 7

Notes to Financial Statements	                                  8-11


OTHER INFORMATION	                                                12

                  	Report of Independent Auditors



To The Board of Directors
Diversified Realty, Inc.
Great Falls, MT  59405


We have audited the accompanying balance sheets of Diversified Realty, Inc., as of December 31, 1997 and 1996 and the related statements of income and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Realty, Inc., as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




DWYER & KEITH, CPA's, P.C.


March 20, 1998
Great Falls, Montana

                         DIVERSIFIED REALTY, INC.

                            	BALANCE SHEETS

                        DECEMBER 31, 1997 and 1996



                                                      1997              1996

ASSETS
Current Assets
  Cash (Note 2)                                  $ 2,065,193       $  947,913
  Income Tax Prepayments                                 182            2,582
  Current Portion of Contract Receivable (Note 3)      2,026            1,854
  Due from Parent Company                              -                3,200

          Total Current Assets                     2,067,401          955,549

Long-Term Contract Receivable, Less Current
  Portion Included Above (Note 3)                      9,440           11,463

Investments in Property and Property, Plant
  and Equipment (Notes 1 and 6)
  Land                                                14,261           14,261
  Buildings                                          392,975          392,975
  Furniture, Fixtures and Equipment                   71,124           71,124
                                                     478,360          478,360
     Less Accumulated Depreciation                  (216,499)        (202,495)
                                                     261,861          275,865

          Total Assets                           $ 2,338,702      $ 1,242,877


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities-
  Accounts Payable and Accrued Liabilities       $    29,268      $    27,319
  Due To Parent Company                               16,200             -

           Total Current Liabilities                  45,468           27,319


Stockholders' Equity
  Common Stock - $.10 Par Value,
    11,000,000 shares authorized,
    5,375,000 shares issued in 1997
    and 1,875,000 shares issued in 1996              537,500          187,500

  Additional Paid-In-Capital                       1,929,408        1,229,408

  Accumulated Deficit                               (173,043)        (200,725)

  Cost of Common Stock in Treasury (2,105
   shares in 1997 and 2,085 shares in 1996)             (631)            (625)

    Total Stockholder's Equity                     2,293,234        1,215,558

Total Liabilities and
  Stockholders' Equity                           $ 2,338,702      $ 1,242,877

                     	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

               	STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

               	FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996



                                                      1997            1996
Income
  Rent                                           $    71,796     $    71,930
  Interest                                            49,936          32,947
  Other                                                5,106              40

                                                     126,838         104,917

Expenses
  Salaries and Payroll Costs                             321           1,410
  Property Taxes and Licenses                         14,625          15,379
  Depreciation                                        14,004          18,625
  Directors' Fees                                        -               100
  Interest                                               -             1,616
  Other Expenses                                      49,736          64,982

                                                      78,686         102,112

Income Before Income Taxes                            48,182           2,805

Income Taxes (Notes 1 and 4)                         (20,500)         (9,550)

     NET INCOME (LOSS)                                27,682          (6,745)

Accumulated Deficit, Beginning of Year              (200,725)       (193,980)

Accumulated Deficit, End of Year                 $  (173,043)    $  (200,725)



                     	See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                        	STATEMENTS OF CASH FLOWS

             	FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996


                      	INCREASE (DECREASE) IN CASH



                                                      1997           1996

CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                     $   78,622     $   71,314
 Cash Paid to Suppliers and Employees                (64,423)       (61,282)
 Interest Received in Cash                            49,936         32,947
 Interest Paid In Cash                                  -            (1,616)
 Income Tax Payments Made in Cash                    (18,100)       (12,132)

Net Cash Provided By
 Operating Activities                                 46,035         29,231

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales
   of Current Investments                                -               20
 Cash Received on Principal of
  Notes Receivable                                     1,851          1,702

Net Cash Provided By
 Investing Activities                                  1,851          1,722

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash Purchases of Treasury Stock                         (6)          (625)
 Issuance of Common Stock For Cash                 1,050,000           -
 Net Cash Advances From (To) Parent Company           19,400        303,025

Net Cash Provided By
  Financing Activities                             1,069,394        302,400

     NET INCREASE IN CASH                          1,117,280        333,353

     CASH - BEGINNING OF YEAR                        947,913        614,560

     CASH - END OF YEAR                           $2,065,193     $  947,913



                 	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
	                            BY OPERATING ACTIVITIES



Net Income (Loss)                                 $   27,682     $   38,122

Adjustments to Reconcile Net Income to Net
 Cash Provided By Operating Activities

    Depreciation                                      14,004         18,625
    (Gain) on Sales of Current Investments              -               (16)


Changes in Operating Assets and Liabilities

   (Increase) in Income Tax Prepayments                2,400         (2,582)
   Increase in Accrued Liabilities                     1,949         19,949

NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                       $   46,035     $   29,231


                	    See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                     	NOTES TO FINANCIAL STATEMENTS


1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(e) Reclassifications

Certain reclassifications have been made to the prior year amounts to make
them comparable to the 1997 presentation. These changes had no	impact on
previously reported results of operations or shareholders'	equity.

2.CASH BALANCES

The Company maintains cash accounts with various stock brokerage firms. Cash balances are insured up to $100,000 by the Securities Investor Protection Corporation ("SIPC"). At December 31, 1997, a cash balance totaling $1,844,048 was uninsured by the SIPC.

                       DIVERSIFIED REALTY, INC.

3.  CONTRACT RECEIVABLE

The contract receivable at December 31 consists of the following:

                                                   1997              1996
9% Contract For Deed, due in monthly
 installments of $248 including interest to
 September, 2002                               $  11,466         $   13,317


Less Current Portion                               2,026              1,854

Long-Term Contract Receivable                  $   9,440          $  11,463

The above contract receivable is secured by real property, the sale of which resulted in the receivable. In the event the receivable becomes uncollectible and the underlying collateral is completely worthless, the Company would incur a loss in the amount of the receivable.

4.	INCOME TAXES

Income tax expense consists of the following, all currently payable:

                                                     1997           1996

U.S. Income Taxes                                $  17,000      $  (3,200)

State Income Taxes                                   3,500         12,750

                                                 $  20,500      $   9,550


The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

 						                                              1997           1996

Computed "Expected" Tax Expense                  $  16,400      $     900
State Income Taxes                                   3,500          8,650
Other                                                  600            -
                                                 $  20,500      $   9,550

                         DIVERSIFIED REALTY, INC.

5.	RELATED PARTY TRANSACTIONS

During 1997 and 1996 the Company received managerial assistance from its parent company at no cost to the Company. In addition, the Company has had transactions with its parent company or subsidiaries of its parent company, as follows:

                                                         1997       1996
Net Cash Transfers To (From) Parent                $      -     $ (303,825)
Income Tax Allocation                                  (17,000)      3,200
3,500,000 Shares Common Stock Issued to
   Parent for Cash                                   1,050,000        -
Was Charged For Insurance                               (2,400)     (2,400)

                       DIVERSIFIED REALTY, INC.


6. INVESTMENTS IN REAL ESTATE

                               GROSS AMOUNT CARRIED
                                 ON BALANCE SHEET
                 DATE          AT DECEMBER 31, 1997     ACCUMULATED     AMOUNT OF
DESCRIPTION  CONSTRUCTED    LAND   BUILDINGS   TOTAL    DEPRECIATION   ENCUMBRANCE
Investment
 Property
 Florida         1988     $   -    $122,000   $122,000     $31,268         $  -

Rental Unit
 Florida         1975      1,500     46,950     48,450      46,950            -

Rental Units
  Montana        Var.         -     224,025    224,025      67,491            -

Miscellaneous
  Properties              12,761       -        12,761        -               -


Totals                   $14,261   $392,975   $407,236   $ 131,929         $  -


Reconciliations Of Total Real Estate Carrying Value For The Two Years Ended December 31, 1997 are as follows:

                                               1997              1996
Balance, Beginning of Year                  $407,236           $407,236
  Add Acquisitions, at Cost                     --                 --
  Less Cost of Property Recovered or Sold       --                 --
Balance, End of Year                        $407,236           $407,236

Reconciliations Of Accumulated Depreciation For The Two Years Ended December 31, 1997 are as follows:

                                               1997              1996
Balance, Beginning of Year                  $131,929           $114,867
  Add Provision for Depreciation              13,780             17,062
Balance, End of Year                        $145,079           $131,929

                          DIVERSIFIED REALTY, INC.


                          DIRECTORS AND OFFICERS





NAME					                           OCCUPATION

M. A. Arneson                    Investor
President and			                 Billings, Montana
Director

S. M. McCann			                  Attorney at Law, Investor,
Director				                     San Luis Obispo, California


Charles E. Reed		                Real Estate Broker,
Vice President		                 Butte, Montana
and Director





                           MARKET INFORMATION


The common stock of Diversified Realty, Inc. is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for Diversified Realty, Inc., common stock are not reported in any newspapers.


No dividends were paid in 1997 or 1996.


There are approximately 2,250 holders of record of the Company's common stock.


A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                          DIVERSIFIED REALTY, INC.
                              P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249