Form 10KSB, Exhibit 13
period 1998-12-31
DIVERSIFIED REALTY INC
filed 1999-03-30
CIK 29258

DIVERSIFIED REALTY, INC.


                               	ANNUAL REPORT


                                     1998

                           	DIVERSIFIED REALTY, INC.

                                 ANNUAL REPORT





DESCRIPTION AND LINES OF BUSINESS


Diversified Realty, Inc. (herein referred to as "DRI" or the "Company") is a majority-owned subsidiary of M Corp, a financial holding company. As of December 31, 1998, M Corp owned approximately ninety-four percent of the outstanding common stock of the Company.

The Company is primarily engaged in the ownership and rental of real property.

Information as of December 31, 1998, concerning the gross carrying amount of real property, accumulated depreciation and encumbrances on a property by property basis is presented in Note 6, Investments in Real Estate, of the Notes to Financial Statements.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Net Income increased $28,460, 102.8%, in 1998 as compared with 1997. The increase in net income in 1998 as compared with 1997 was due primarily to an increase in gross income.

Rent income increased $2,155, 3.0%, in 1998 as compared with 1997 primarily because of a decrease in vacancies. Interest income increased $41,698, 83.5%, in 1998 as compared with 1997. The increase in interest in 1998 as compared with 1997 was primarily due to an increase in interest-bearing deposits.

                        	DIVERSIFIED REALTY, INC.

                            	ANNUAL REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED

Total operating expenses decreased $5,558, 7.1%, in 1998 as compared with 1997. Property taxes and licenses increased $1,263, 8.6%, in 1998 as compared with 1997 due to an increase in the rates of such taxes. The provision for depreciation decreased $45 in 1998 as compared with 1997 due to a decrease in depreciation rates. Other expenses decreased $6,652, 13.4%, in 1998 as compared with 1997 primarily due to a decrease in maintenance expenses.

Income tax expense increased $16,000, 78.0%, in 1998 as compared with 1997 due to the increase in pre-tax income. The Company files a consolidated federal income tax return with the Company's parent company and other affiliates.

Transactions with the Company's parent company and its affiliates during 1998 and 1997 are disclosed in Note 5, Related Party Transactions, of the Notes to Financial Statements.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                         	DIVERSIFIED REALTY, INC.

                            	FINANCIAL REPORT

                            	DECEMBER 31, 1998





                                	CONTENTS




                                                               	PAGE

AUDITOR'S REPORT                                                 	4


FINANCIAL STATEMENTS

Balance Sheets as of December 31, 1998 and 1997                   5

Statements of Income and Accumulated Deficit for
 the Years Ended December 31, 1998 and 1997                       6

Statements of Cash Flows for the Years
 Ended December 31, 1998 and 1997                                 7

Notes to Financial Statements	                                  8-11


OTHER INFORMATION	                                                12

                  	Report of Independent Auditors



To The Board of Directors
Diversified Realty, Inc.
Great Falls, MT  59405


We have audited the accompanying balance sheets of Diversified Realty, Inc., as of December 31, 1998 and 1997 and the related statements of income and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Realty, Inc., as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




DWYER & KEITH, CPA's, P.C.


March 19, 1999
Great Falls, Montana

                         DIVERSIFIED REALTY, INC.

                            	BALANCE SHEETS

                        DECEMBER 31, 1998 and 1997



                                                     1998            1997

ASSETS
Current Assets
  Cash (Note 2)                                  $ 2,132,849     $ 2,065,193
  Income Tax Prepayments                                  82             182
  Due From Parent Company                              3,000            -
  Current Portion of Contract Receivable (Note 3)      -               2,026

          Total Current Assets                     2,135,931       2,067,401

Long-Term Contract Receivable, Less Current
  Portion Included Above (Note 3)                      -               9,440

Investments in Property and Property, Plant
  and Equipment (Notes 1 and 6)
  Land                                                14,261          14,261
  Buildings                                          387,765         392,975
  Furniture, Fixtures and Equipment                   71,124          71,124
                                                     473,150         478,360
     Less Accumulated Depreciation                  (230,458)       (216,499)
                                                     242,692         261,861

          Total Assets                           $ 2,378,623     $ 2,338,702


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities-
  Accrued Expenses                               $    29,247     $    29,268
  Due To Parent Company                                  -            16,200

           Total Current Liabilities                  29,247          45,468


Stockholders' Equity
  Common Stock - $.10 Par Value,
    11,000,000 shares authorized,
    5,375,000 shares issued                          537,500         537,500

  Additional Paid-In-Capital                       1,929,408       1,929,408

  Accumulated Deficit                               (116,901)       (173,043)

  Cost of Common Stock in Treasury
  (2,105 shares in 1998 and 1997)                       (631)           (661)

    Total Stockholder's Equity                     2,349,376       2,293,234

Total Liabilities and
  Stockholders' Equity                           $ 2,378,623     $ 2,338,702

                     	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

               	STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

               	FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997



                                                      1998            1997
Income
  Rent                                           $    73,951     $    71,796
  Interest                                            91,634          49,936
  Other                                                  155           5,106

                                                     165,740         126,838

Expenses
  Salaries and Payroll Costs                             197             321
  Property Taxes and Licenses                         15,888          14,625
  Depreciation                                        13,959          14,004
  Other Expenses                                      43,054          49,736

                                                      73,098          78,686

Income Before Income Taxes                            92,642          48,182

Income Taxes (Notes 1 and 4)                         (36,500)        (20,500)

     NET INCOME                                       56,142          27,682

Accumulated Deficit, Beginning of Year              (173,043)       (200,725)

Accumulated Deficit, End of Year                 $  (116,901)    $  (173,043)



                     	See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                        	STATEMENTS OF CASH FLOWS

             	FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997


                      	INCREASE (DECREASE) IN CASH



                                                      1998           1997

CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                     $   73,806     $   78,622
 Cash Paid to Suppliers and Employees                (58,860)       (64,423)
 Interest Received in Cash                            91,634         49,936
 Income Taxes Paid in Cash                           (36,400)       (18,100)

Net Cash Provided By
 Operating Activities                                 70,180         46,035

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Redemptions
   of Property and Equipment                           5,210           -
 Cash Received on Principal of
  Notes Receivable                                    11,466          1,851

Net Cash Provided By
 Investing Activities                                 16,676          1,851

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash Purchases of Treasury Stock                       -                (6)
 Issuance of Common Stock For Cash                      -         1,050,000
 Net Cash Advances From (To) Parent Company          (19,200)        19,400

Net Cash Provided (Used) By
  Financing Activities                               (19,200)     1,069,394

     NET INCREASE IN CASH                             67,656      1,117,280

     CASH - BEGINNING OF YEAR                      2,065,193        947,913

     CASH - END OF YEAR                           $2,132,849     $2,065,193



                 	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
	                            BY OPERATING ACTIVITIES



Net Income (Loss)                                 $   56,142     $   27,682

Adjustments to Reconcile Net Income to Net
 Cash Provided By Operating Activities

    Depreciation                                      13,959         14,004

    Changes in Operating Assets and Liabilities

    Decrease in Income Tax Prepayments                   100          2,400
    Increase (Decrease) in Accrued Expenses              (21)         1,949

NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                       $   70,180     $   46,035


                	    See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                     	NOTES TO FINANCIAL STATEMENTS


1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations, Risks and Uncertainties

The Company is engaged in the ownership and rental of properties located almost exclusively within Yellowstone County, Montana.The Company's rental operations are dependent in large part upon the economy and rental conditions within Yellowstone County, Montana. The Company leases its properties to lessees under non-cancelable operating leases with terms of less than one year.

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

(e) Comprehensive Income

There were no items of other comprehensive income in 1998 or 1997, and net income is therefore equal to comprehensive income for each of those years.

f) Retirement Plans

The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their

                           DIVERSIFIED REALTY, INC.

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -(continued)

(f) Retirement Plans - Continued

compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $0 for 1998.

(g) Reclassifications

Certain reclassifications have been made to the prior year amounts to make
them comparable to the 1997 presentation. These changes had no	impact on
previously reported results of operations or shareholders'	equity.

2.CASH BALANCES

The Company maintains cash accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1998, cash balances totaling $1,832,749 were uninsured by either the SIPC or the FDIC.

3.  CONTRACT RECEIVABLE

The contract receivable at December 31, 1997 consisted of the following:

9% Contract For Deed, due in monthly
 installments of $248 including interest to
 September, 2002                               $  11,466


Less Current Portion                               2,026

Long-Term Contract Receivable                  $   9,440

4.	INCOME TAXES

Income tax expense consists of the following, all currently payable:

                                                     1998           1997

U.S. Income Taxes                                $  29,700      $  17,000

State Income Taxes                                   6,800          3,500

                                                 $  36,500      $  20,500

                          DIVERSIFIED REALTY, INC.

4.INCOME TAXES - (continued)

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

 						                                              1998           1997

Computed "Expected" Tax Expense                  $  31,500      $  16,400
State Income Taxes                                   4,500          3,500
Other                                                  500            600
                                                 $  36,500      $  20,500

5.	RELATED PARTY TRANSACTIONS

During 1998 and 1997 the Company received managerial assistance from M Corp, its parent company, at no cost to the Company. The Company owns ten of the thirty-four developed condominium units of the Cedar Grove Condominiums located in Billings, Montana. The Company paid assessments to the Cedar Grove Condominium Association, Inc. during 1998 and 1997 in the amounts of $12,540 and $12,540, respectively. The Company has accrued a payable to the Cedar Grove Condominium Association, Inc. at December 31, 1998 in the amount of $20,100. In addition to the foregoing, the Company had transactions with its parent company or subsidiaries of its parent company, as follows:

                                                         1998       1997
Net Cash Transfers To (From) Parent                $    51,300   $    -
Income Tax Allocation                                  (29,700)    (17,000)
3,500,000 Shares Common Stock Issued to
   Parent for Cash                                        -      1,050,000
Was Charged For Insurance                               (2,400)     (2,400)

                       DIVERSIFIED REALTY, INC.


6. INVESTMENTS IN REAL ESTATE

                               GROSS AMOUNT CARRIED
                                 ON BALANCE SHEET
                 DATE          AT DECEMBER 31, 1998     ACCUMULATED     AMOUNT OF
DESCRIPTION  CONSTRUCTED    LAND   BUILDINGS   TOTAL    DEPRECIATION   ENCUMBRANCE
Investment
 Property
 Florida         1988     $   -    $122,000   $122,000     $35,904         $  -

Rental Unit
 Florida         1975      1,500     46,950     48,450      46,950            -

Rental Units
  Montana        Var.         -     218,815    218,815      76,635            -

Miscellaneous
  Properties              12,761       -        12,761        -               -


Totals                   $14,261   $387,765   $402,026   $ 159,489         $  -


Reconciliations Of Total Real Estate Carrying Value For The Two Years Ended December 31, 1998 are as follows:

                                               1998              1997
Balance, Beginning of Year                  $407,236           $407,236
  Less Retirements                            (5,210)              --
Balance, End of Year                        $402,026           $407,236

Reconciliations Of Accumulated Depreciation For The Two Years Ended December 31, 1998 are as follows:

                                               1998              1997
Balance, Beginning of Year                  $145,709           $131,929
  Add Provision for Depreciation              13,780             13,780
Balance, End of Year                        $159,489           $145,709

                          DIVERSIFIED REALTY, INC.


                          DIRECTORS AND OFFICERS





NAME					                           OCCUPATION

R. Bruce Robson                  Data Processing Manager
President                        Sletten Construction Co.
                                 Great Falls, Montana

M. A. Arneson                    Investor,
Director                         Billings, Montana

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


No dividends were paid in 1998 or 1997.


There are approximately 2,235 holders of record of the Company's common stock.


A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                          DIVERSIFIED REALTY, INC.
                              P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249