Form 10KSB, Exhibit 13
period 1999-12-31
DIVERSIFIED REALTY INC
filed 2000-03-30
CIK 29258

DIVERSIFIED REALTY, INC.


                               	ANNUAL REPORT


                                     1999

                           	DIVERSIFIED REALTY, INC.

                                 ANNUAL REPORT





DESCRIPTION AND LINES OF BUSINESS


Diversified Realty, Inc. (herein referred to as "DRI" or the "Company") is a majority-owned subsidiary of M Corp, a financial holding company. As of December 31, 1999, M Corp owned approximately ninety-four percent of the outstanding common stock of the Company.

The Company is primarily engaged in the ownership and rental of real property.

Information as of December 31, 1999, concerning the gross carrying amount of real property, accumulated depreciation and encumbrances on a property by property basis is presented in Note 5, Investments in Real Estate, of the Notes to Financial Statements.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Net Income increased $41,960, 74.7%, in 1999 as compared with 1998.
The increase in net income in 1999 as compared with 1998 was due primarily to a gain realized on the sale of property during 1999.


During 1999 the Company sold one rental unit at a gain of $48,250. The gain is included in other income in the Company's Statements of Income. No such gains were realized during 1998.

                        	DIVERSIFIED REALTY, INC.

                            	ANNUAL REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED


Rent income increased $3,562, 4.8%, in 1999 as compared with 1998 primarily because of a decrease in vacancies. Interest income increased $7,379, 8.1%, in 1999 as compared with 1998. The increase in interest income in 1999 as compared with 1998 was primarily due to an increase in interest-bearing deposits.

Total operating expenses decreased $2,350, 3.2%, in 1999 as compared with 1998. Property taxes and licenses increased $560, 3.5%, in 1999 as compared with 1998 due to an increase in the rates of such taxes. Other expenses decreased $4,143, 9.6%, in 1999 as compared with 1998 primarily due to decreases in travel and professional fees expenses.

Income tax expense increased $24,500, 67.1%, in 1999 as compared with 1998 due to the increase in pre-tax income. The Company files a consolidated federal income tax return with the Company's parent company and other affiliates.

Transactions with the Company's parent company and its affiliates during 1999 and 1998 are disclosed in Note 4, Related Party Transactions, of the Notes to Financial Statements.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                         	DIVERSIFIED REALTY, INC.

                            	FINANCIAL REPORT

                            	DECEMBER 31, 1999





                                	CONTENTS




                                                               	PAGE

AUDITOR'S REPORT                                                 	4


FINANCIAL STATEMENTS

Balance Sheets as of December 31, 1999 and 1998                   5

Statements of Income for the Years Ended
 December 31, 1999 and 1998                                       6

Statements of Stockholders' Equity for the
 Years Ended December 31, 1999 and 1998                           7

Statements of Cash Flows for the Years
 Ended December 31, 1999 and 1998                                 8

Notes to Financial Statements	                                  9-12


OTHER INFORMATION	                                                13

                  	Report of Independent Auditors



To The Board of Directors
Diversified Realty, Inc.
Great Falls, MT  59405


We have audited the accompanying balance sheets of Diversified Realty, Inc., as of December 31, 1999 and 1998 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Realty, Inc., as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




DWYER & KEITH, CPA's, P.C.


March 27, 2000
Great Falls, Montana

                         DIVERSIFIED REALTY, INC.

                            	BALANCE SHEETS

                        DECEMBER 31, 1999 and 1998



                                                     1999            1998

ASSETS
Current Assets
  Cash (Note 2)                                  $ 2,220,920     $ 2,132,849
  Income Tax Prepayments                               -                  82
  Due From Parent Company                             27,158           3,000

          Total Current Assets                     2,248,078       2,135,931

Investments in Property, Plant and
  Equipment (Notes 1 and 5)
  Land                                                12,761          14,261
  Buildings                                          340,815         387,765
  Furniture, Fixtures and Equipment                   71,845          71,124
                                                     425,421         473,150
     Less Accumulated Depreciation                  (197,864)       (230,458)
     Net Property, Plant and Equipment               227,557         242,692

          Total Assets                           $ 2,475,635     $ 2,378,623


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities-
  Accrued Expenses                               $    28,568     $    29,247
  Income Taxes                                           168            -

           Total Current Liabilities                  28,736          29,247


Stockholders' Equity
  Common Stock - $.10 Par Value,
    11,000,000 shares authorized,
    5,375,000 shares issued                          537,500         537,500

  Capital Surplus                                  1,929,408       1,929,408

  Accumulated Deficit                                (18,799)       (116,901)

  Cost of Common Stock in Treasury
   (4,032 shares in 1999
    and 2,105 shares in 1998)                         (1,210)           (631)

    Total Stockholder's Equity                     2,446,899       2,349,376

Total Liabilities and
  Stockholders' Equity                           $ 2,475,635     $ 2,378,623

                     	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

                           	STATEMENTS OF INCOME

               	FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998



                                                      1999            1998
Income
  Rent                                           $    77,513     $    73,951
  Interest                                            99,013          91,634
  Other                                               53,324             155

                                                     229,850         165,740

Expenses
  Salaries and Payroll Costs                           1,033             197
  Property Taxes and Licenses                         16,448          15,888
  Depreciation                                        14,356          13,959
  Other Expenses                                      38,911          43,054

                                                      70,748          73,098

Income Before Income Taxes                           159,102          92,642

Income Taxes (Notes 1 and 3)                         (61,000)        (36,500)

     NET INCOME                                  $    98,102     $    56,142


                      	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

                     STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998


                                Common    Capital      Accumulated    Treasury
                                Stock     Surplus        Deficit        Stock       Total

Balances, January 1, 1998     $537,500   $1,929,408    $(173,043)    $  (631)    $2,293,234

Net Income                                                56,142                     56,142

Balances, December 31, 1998    537,500    1,929,408     (116,901)       (631)     2,349,376

Net Income                                                98,102                     98,102

Purchase Treasury Stock                                                 (579)          (579)

Balances, December 31, 1999   $537,500   $1,929,408    $ (18,799)    $(1,210)    $2,446,899





                        See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                        	STATEMENTS OF CASH FLOWS

             	FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998


                      	INCREASE (DECREASE) IN CASH



                                                      1999           1998

CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                     $   82,142     $   73,806
 Cash Paid to Suppliers and Employees                (56,626)       (58,860)
 Interest Received in Cash                            99,013         91,634
 Income Taxes Paid in Cash                           (60,750)       (36,400)

Net Cash Provided By
 Operating Activities                                 63,779         70,180

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales and  Redemptions
   of Property and Equipment                          49,750          5,210
 Cash Purchase of Equipment                             (721)          -
 Cash Received on Principal of
  Notes Receivable                                      -            11,466

Net Cash Provided By
 Investing Activities                                 49,029         16,676

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash Purchases of Treasury Stock                       (579)          -
 Net Cash Advances From (To) Parent Company          (24,158)       (19,200)

Net Cash (Used) By
  Financing Activities                               (24,737)       (19,200)

     NET INCREASE IN CASH                             88,071         67,656

     CASH - BEGINNING OF YEAR                      2,132,849      2,065,193

     CASH - END OF YEAR                           $2,220,920     $2,132,849



                 	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
	                            BY OPERATING ACTIVITIES



Net Income (Loss)                                 $   98,102     $   56,142

Adjustments to Reconcile Net Income to Net
 Cash Provided By Operating Activities

    Depreciation                                      14,356         13,959

    Gain on Sale of Property,
        Plant and Equipment                          (48,250)          -

    Changes in Operating Assets and Liabilities

    Decrease in Income Tax Prepayments                    82            100
    (Decrease) in Current Liabilities                   (511)           (21)

NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                       $   63,779     $   70,180


                   	    See Notes to Financial Statements.

                         	DIVERSIFIED REALTY, INC.

                      	NOTES TO FINANCIAL STATEMENTS


1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations, Risks and Uncertainties

The Company is engaged in the ownership and rental of properties located almost exclusively within Yellowstone County, Montana. The Company's rental operations are dependent in large part upon the economy and rental conditions within Yellowstone County, Montana. The Company leases its properties to lessees under non-cancelable operating leases with terms of less than one year.

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

(e) Comprehensive Income

There were no items of other comprehensive income in 1999 or 1998, and net income is therefore equal to comprehensive income for each of those years.

                           DIVERSIFIED REALTY, INC.

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -(continued)

(f) Retirement Plans

The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $0 for 1999 and 1998.

(g) Reclassifications

Certain reclassifications have been made to the prior year amounts to make
them comparable to the 1999 presentation. These changes had no	impact on
previously reported results of operations or shareholders'	equity.


2.CASH BALANCES

The Company maintains cash accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1999, cash balances totaling $2,005,901 were uninsured by either the SIPC or the FDIC.

3.	INCOME TAXES

Income tax expense consists of the following, all currently payable:

                                                     1999           1998

U.S. Income Taxes                                $  51,000      $  29,700

State Income Taxes                                  10,000          6,800

                                                 $  61,000      $  36,500

                          DIVERSIFIED REALTY, INC.

3.INCOME TAXES - (continued)

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

 						                                              1999           1998

Computed "Expected" Tax Expense                  $  54,100      $  31,500
State Income Taxes                                   6,700          4,500
Other                                                  200            500
                                                 $  61,000      $  36,500

4.	RELATED PARTY TRANSACTIONS

During 1999 and 1998 the Company received managerial assistance from M Corp, its parent company, at no cost to the Company. The Company owns ten of the thirty-four developed condominium units of the Cedar Grove Condominiums located in Billings, Montana. The Company paid assessments to the Cedar Grove Condominium Association, Inc. during 1999 and 1998 in the amounts of $12,540 and $12,540, respectively. The Company has accrued a payable to the Cedar Grove Condominium Association, Inc. at December 31, 1999 in the amount of $20,100. In addition to the foregoing, the Company had transactions with its parent company or subsidiaries of its parent company, as follows:

                                                         1999        1998

Net Cash Transfers To Parent                       $    77,558   $  51,300
Income Tax Allocation                                  (51,000)    (29,700)
Was Charged For Insurance                               (2,400)     (2,400)

                       DIVERSIFIED REALTY, INC.


5. INVESTMENTS IN REAL ESTATE

                               GROSS AMOUNT CARRIED
                                 ON BALANCE SHEET
                 DATE          AT DECEMBER 31, 1999     ACCUMULATED     AMOUNT OF
DESCRIPTION  CONSTRUCTED    LAND   BUILDINGS   TOTAL    DEPRECIATION   ENCUMBRANCE
Investment
 Property
 Florida         1988    $    -    $122,000   $122,000     $  40,540       $  -

Rental Units
  Montana        Var.         -     218,815    218,815        85,779          -

Miscellaneous
  Properties              12,761       -        12,761          -             -


Totals                   $12,761   $340,815   $353,576     $ 126,319       $  -


Reconciliations Of Total Real Estate Carrying Value For The Two Years Ended December 31, 1999 are as follows:

                                               1999              1998
Balance, Beginning of Year                  $402,026           $407,236
  Less Retirements                           (48,450)            (5,210)
Balance, End of Year                        $353,576           $402,026

Reconciliations Of Accumulated Depreciation For The Two Years Ended December 31, 1999 are as follows:

                                               1999              1998
Balance, Beginning of Year                  $159,489           $145,709
  Add Provision for Depreciation              13,780             13,780
  Less Retirements and Sales                 (46,950)              -
Balance, End of Year                        $126,319           $159,489

                          DIVERSIFIED REALTY, INC.


                          DIRECTORS AND OFFICERS





NAME					                           OCCUPATION

R. Bruce Robson                  Data Processing Manager
President                        Sletten Construction Co.
                                 Great Falls, Montana

M. A. Arneson                    Investor,
Director                         Billings, Montana

S. M. McCann			                  Attorney at Law, Investor,
Director				                     San Luis Obispo, California

Lee Arneson                      Investor,
Director                         Billings, Montana





                           MARKET INFORMATION


The common stock of Diversified Realty, Inc. is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for Diversified Realty, Inc., common stock are not reported in any newspapers.


No dividends were paid in 1999 or 1998.


There are approximately 2,230 holders of record of the Company's common stock.


A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                          DIVERSIFIED REALTY, INC.
                              P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249