Form 10KSB, Exhibit 13
period 2000-12-31
DIVERSIFIED REALTY INC
filed 2001-04-16
CIK 29258

DIVERSIFIED REALTY, INC.


                               	ANNUAL REPORT


                                     2000

                           	DIVERSIFIED REALTY, INC.

                                 ANNUAL REPORT





DESCRIPTION AND LINES OF BUSINESS


Diversified Realty, Inc. (herein referred to as "DRI" or the "Company") is a majority-owned subsidiary of M Corp, a financial holding company. As of December 31, 2000, M Corp owned approximately ninety-four percent of the outstanding common stock of the Company.

The Company is primarily engaged in the ownership and rental of real property.

Information as of December 31, 2000, concerning the gross carrying amount of real property, accumulated depreciation and encumbrances on a property by property basis is presented in Note 5, Investments in Real Estate, of the Notes to Financial Statements.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Net Income decreased $18,406, 18.8%, in 2000 as compared with 1999. The decrease in net income in 2000 as compared with 1999 was due primarily to a gain realized on the sale of property during 1999. No such gains were realized during 2000.

Rent income decreased $6,762, 8.7%, in 2000 as compared with 1999 primarily because of the 1999 sale of one of the Company's units.

                        	DIVERSIFIED REALTY, INC.

                            	ANNUAL REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED

Interest income increased $30,026, 30.3%, in 2000 as compared with 1999. The increase in interest income in 2000 as compared with 1999 was due to an increase in interest-bearing deposits and an increase in rates earned by the Company.

Total operating expenses increased $5,698, 8.1%, in 2000 as compared with 1999. Salaries and payroll costs increased $4,025, 389.6%, in 2000 as compared with 1999 due to an increase in the number of employees. Property taxes and licenses decreased $982, 6.0%, in 2000 as compared with 1999 due primarily to the 1999 sale of one of the Company's units. Other expenses increased $3,031, 7.8%, in 2000 as compared with 1999 due to increases in operating costs.

Income tax expense decreased $12,200, 20.0%, in 2000 as compared with 1999 due to the decrease in pre-tax income. The Company files a consolidated federal income tax return with the Company's parent company and other affiliates.

Transactions with the Company's parent company and its affiliates during 2000 and 1999 are disclosed in Note 4, Related Party Transactions, of the Notes to Financial Statements.

The Company is considering acquisitions that would deplete the Company's available cash and thus affect the liquidity of the Company.

                         	DIVERSIFIED REALTY, INC.

                            	FINANCIAL REPORT

                            	DECEMBER 31, 2000





                                	CONTENTS




                                                               	PAGE

AUDITOR'S REPORT                                                 	4


FINANCIAL STATEMENTS

Balance Sheets as of December 31, 2000 and 1999                   5

Statements of Income for the Years Ended
 December 31, 2000 and 1999                                       6

Statements of Stockholders' Equity for the
 Years Ended December 31, 2000 and 1999                           7

Statements of Cash Flows for the Years
 Ended December 31, 2000 and 1999                                 8

Notes to Financial Statements	                                  9-12


OTHER INFORMATION	                                                13

                  	Report of Independent Auditors



To The Board of Directors
Diversified Realty, Inc.
Great Falls, MT  59405


We have audited the accompanying balance sheets of Diversified Realty, Inc., as of December 31, 2000 and 1999 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Realty, Inc., as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




DWYER & KEITH, CPA's, P.C.


March 16, 2001
Great Falls, Montana

                         DIVERSIFIED REALTY, INC.

                            	BALANCE SHEETS

                        DECEMBER 31, 2000 and 1999



                                                     2000            1999

ASSETS
Current Assets
  Cash (Note 2)                                  $ 2,261,860     $ 2,220,920
  Income Tax Prepayments                               3,032            -
  Due From Parent Company                             76,868          27,158

          Total Current Assets                     2,341,760       2,248,078

Investments in Property, Plant and
  Equipment (Notes 1 and 5)
  Land                                                12,761          12,761
  Buildings                                          340,815         340,815
  Furniture, Fixtures and Equipment                   62,291          71,845
                                                     415,867         425,421
     Less Accumulated Depreciation                  (202,290)       (197,864)
     Net Property, Plant and Equipment               213,577         227,557

          Total Assets                           $ 2,555,337     $ 2,475,635


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities-
  Accrued Expenses                               $    28,763     $    28,568
  Income Taxes                                          -                168

           Total Current Liabilities                  28,763          28,736


Stockholders' Equity
  Common Stock - $.10 Par Value,
    11,000,000 shares authorized,
    5,375,000 shares issued                          537,500         537,500

  Capital Surplus                                  1,929,408       1,929,408

  Retained Earnings (Accumulated Deficit)             60,897         (18,799)

  Cost of Common Stock in Treasury
   (4,114 shares in 2000
    and 4,032 shares in 1999)                         (1,231)         (1,210)

    Total Stockholder's Equity                     2,526,574       2,446,899

Total Liabilities and
  Stockholders' Equity                           $ 2,555,337     $ 2,475,635

                     	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

                           	STATEMENTS OF INCOME

               	FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999



                                                      2000            1999
Income
  Rent                                           $    70,751     $    77,513
  Interest                                           129,039          99,013
  Other                                                5,152          53,324

                                                     204,942         229,850

Expenses
  Salaries and Payroll Costs                           5,058           1,033
  Property Taxes and Licenses                         15,466          16,448
  Depreciation                                        13,980          14,356
  Other Expenses                                      41,942          38,911

                                                      76,446          70,748

Income Before Income Taxes                           128,496         159,102

Income Taxes (Notes 1 and 3)                         (48,800)        (61,000)

     NET INCOME                                  $    79,696     $    98,102


                      	See Notes to Financial Statements.

                          DIVERSIFIED REALTY, INC.

                     STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                Common    Capital       Retained      Treasury
                                Stock     Surplus       Earnings        Stock       Total

Balances, January 1, 1999     $537,500   $1,929,408    $(116,901)    $  (631)    $2,349,376

Net Income                                                98,102                     98,102

Purchase Treasury Stock                                                 (579)          (579)

Balances, December 31, 1999    537,500    1,929,408      (18,799)     (1,210)     2,446,899

Net Income                                                79,696                     79,696

Purchase Treasury Stock                                                  (21)           (21)

Balances, December 31, 2000   $537,500   $1,929,408    $  60,897     $(1,231)    $2,526,574





                        See Notes to Financial Statements.

                        	DIVERSIFIED REALTY, INC.

                        	STATEMENTS OF CASH FLOWS

             	FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                      	INCREASE (DECREASE) IN CASH



                                                      2000           1999

CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                     $   76,003     $   82,142
 Cash Paid to Suppliers and Employees                (62,371)       (56,626)
 Interest Received in Cash                           129,039         99,013
 Income Taxes Paid in Cash                           (52,000)       (60,750)

Net Cash Provided By
 Operating Activities                                 90,671         63,779

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales and  Redemptions
   of Property and Equipment                            -            49,750
 Cash Purchase of Equipment                             -              (721)

Net Cash Provided By
 Investing Activities                                   -            49,029

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash Purchases of Treasury Stock                        (21)          (579)
 Net Cash Advances From (To) Parent Company          (49,710)       (24,158)

Net Cash (Used) By
  Financing Activities                               (49,731)       (24,737)

     NET INCREASE IN CASH                             40,940         88,071

     CASH - BEGINNING OF YEAR                      2,220,920      2,132,849

     CASH - END OF YEAR                           $2,261,860     $2,220,920



                 	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
	                            BY OPERATING ACTIVITIES



Net Income                                        $   79,696     $   98,102

Adjustments to Reconcile Net Income to Net
 Cash Provided By Operating Activities

    Depreciation                                      13,980         14,356

    Gain on Sale of Property,
        Plant and Equipment                             -           (48,250)

    Changes in Operating Assets and Liabilities

    (Increase) Decrease in Income Tax Prepayments     (3,032)            82
    Increase (Decrease) in Current Liabilities            27           (511)

NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                       $   90,671     $   63,779


                   	    See Notes to Financial Statements.

                         	DIVERSIFIED REALTY, INC.

                      	NOTES TO FINANCIAL STATEMENTS


1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(e) Comprehensive Income

There were no items of other comprehensive income in 2000 or 1999, and net income is therefore equal to comprehensive income for each of those years.

                           DIVERSIFIED REALTY, INC.

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -(continued)

(f) Retirement Plans

The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $0 for 2000 and 1999.

(g) Reclassifications

Certain reclassifications have been made to the prior year amounts to make
them comparable to the 2000 presentation. These changes had no	impact on
previously reported results of operations or shareholders'	equity.


2.CASH BALANCES

The Company maintains cash accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2000, cash balances totaling $1,978,657 were uninsured by either the SIPC or the FDIC.

3.	INCOME TAXES

Income tax expense consists of the following, all currently payable:

                                                     2000           1999

U.S. Income Taxes                                $  42,000      $  51,000

State Income Taxes                                   6,800         10,000

                                                 $  48,800      $  61,000

                          DIVERSIFIED REALTY, INC.

3.INCOME TAXES - (continued)

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

 						                                              2000           1999

Computed "Expected" Tax Expense                  $  43,700      $  54,100
State Income Taxes                                   3,400          6,700
Other                                                1,700            200
                                                 $  48,800      $  61,000

4.	RELATED PARTY TRANSACTIONS

During 2000 and 1999 the Company received managerial assistance from M Corp, its parent company, at no cost to the Company. The Company owns ten of the thirty-four condominium units of the Cedar Grove Condominiums located in Billings, Montana. The Company paid assessments to the Cedar Grove Condominium Association, Inc. during 2000 and 1999 in the amounts of $12,540 and $12,540, respectively. The Company has accrued a payable to the Cedar Grove Condominium Association, Inc. at December 31, 2000 in the amount of $20,100. In addition to the foregoing, the Company had transactions with its parent company or subsidiaries of its parent company, as follows:

                                                         2000        1999

Net Cash Transfers To Parent                       $    94,110   $  77,558
Income Tax Allocation                                  (42,000)    (51,000)
Was Charged For Insurance                               (2,400)     (2,400)

                       DIVERSIFIED REALTY, INC.


5. INVESTMENTS IN REAL ESTATE

                               GROSS AMOUNT CARRIED
                                 ON BALANCE SHEET
                 DATE          AT DECEMBER 31, 2000     ACCUMULATED     AMOUNT OF
DESCRIPTION  CONSTRUCTED    LAND   BUILDINGS   TOTAL    DEPRECIATION   ENCUMBRANCE
Investment
 Property
 Florida         1988    $    -    $122,000   $122,000     $  45,176       $  -

Rental Units
  Montana        Var.         -     218,815    218,815        94,923          -

Miscellaneous
  Properties              12,761       -        12,761          -             -


Totals                   $12,761   $340,815   $353,576     $ 140,099       $  -


Reconciliations Of Total Real Estate Carrying Value For The Two Years Ended December 31, 2000 are as follows:

                                               2000              1999
Balance, Beginning of Year                  $353,576           $402,026
  Less Retirements                              -               (48,450)
Balance, End of Year                        $353,576           $353,576

Reconciliations Of Accumulated Depreciation For The Two Years Ended December 31, 2000 are as follows:

                                               2000              1999
Balance, Beginning of Year                  $126,319           $159,489
  Add Provision for Depreciation              13,780             13,780
  Less Retirements and Sales                    -               (46,950)
Balance, End of Year                        $140,099           $126,319

                          DIVERSIFIED REALTY, INC.


                          DIRECTORS AND OFFICERS





NAME					                           OCCUPATION

R. Bruce Robson                  Data Processing Manager
President                        Sletten Construction Co.
                                 Great Falls, Montana

M. A. Arneson                    Investor,
Director                         Billings, Montana

S. M. McCann			                  Attorney at Law, Investor,
Director				                     San Luis Obispo, California





                           MARKET INFORMATION


The common stock of Diversified Realty, Inc. is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or Pink Sheets, LLC. To the best knowledge of the Company, bid and asked quotations for Diversified Realty, Inc., common stock are not reported in any newspapers.


No dividends were paid in 2000 or 1999.


There are approximately 2,220 holders of record of the Company's common stock.


A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                          DIVERSIFIED REALTY, INC.
                              P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249
                              406-727-2600